VANCOUVER, BRITISH COLUMBIA--(Marketwire - June 17, 2011) - Clifton Star Resources Inc. (TSX VENTURE:CFO)(FRANKFURT:C3T) Clifton Star (The “Company”) wishes to advise its shareholders that at the last Joint Venture meeting, Osisko presented a detailed budget for the current year that was not in keeping with its obligations under the Joint Venture agreement in that it did not meet the minimum spending requirement set-out therein for 2011.

Clifton had asked Osisko for clarification of its intentions because no drilling had been carried-out on the property since last summer while the 43-101 report prepared by SGS was being finalized and no clarification had been forthcoming.

The Company had asked for the halt in trading to address rumors that were circulating that Osisko had chosen to withdraw from the project. We can now announce that we have received official notification from Osisko that it is terminating its agreement with Clifton Star with the required thirty days notice.

In the interim, Clifton is taking the following steps:

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It has asked that the drillers remain on-site so that if Clifton must re-assume operatorship of the project it may immediately proceed with drilling;

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It has retained an independent mining engineer to evaluate the proposed drilling program in light of the current resource;

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It has retained the services of a management search firm to find a replacement for Harry Miller as the Company’s C.E.O. Mr. Miller’s management contract with the Company expires on December 31 2011and Mr. Miller has advised the Board that he does not intend to extend his contract with the Company as C.E.O. when it comes to a term at the end of the year preferring to assume a different role with the Company once a replacement with   mining specific experience has been identified.

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It is seeking to deepen and solidify its geological team.

Clifton is well funded with approximately $15.15 Million in its treasury at the present time.

In December 2010, Osisko issued a commitment letter to Clifton Star agreeing:

to advance for a period of 24 months up to an aggregate principal amount of $22.5 million (the "$22.5 Million Loan") at the rate of interest per annum of 5% calculated on the outstanding principal amount compounded monthly from and including the dates that funds are advanced to and including the date of payment. The principal amount and interest owing pursuant to the $22.5 Million Loan shall be due and payable on the 24 month anniversary of the date of execution of the loan agreement with the option exercisable by Clifton to repay the full amount of principal and interest owing thereunder at any time prior to maturity.

The $22.5 Million Loan will be unsecured, will be the subject of a loan agreement and will be evidenced by promissory note.

The Loan from Osisko to Clifton is to facilitate the next payment to the underlying property owners which is due in December 2012 and will assist Clifton in securing full title to the property. In the event that at any time Osisko determines that it will not proceed to fund the earn-in payments under the Joint Venture prior to expiry of the Option Period and abandons its interest in the Project, Clifton, at its sole option, may elect to convert the entire amount of principal of the Loan into common shares of Clifton at a conversion price per share equal to $3.12 and the amount of the interest at the prevailing market price of Clifton’s shares at that time, provided such conversion shall be subject to prior approval of applicable regulatory agencies and stock exchanges. This loan would have to be made prior to the next property payment which is due on December 1, 2012 and would have to be repaid by Clifton, at its option in either cash or Clifton shares in November 2014. The Loan Agreement shall provide for the customary anti-dilution and conversion rights protection for the lender.

The Company wishes to thank Osisko for the professional manner in which it carried out its obligations under the joint venture agreement and for advancing the project.

This news release may contain forward-looking statements which address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from these currently anticipated in such statements.

On behalf of the Board,

Harry Miller, President

Neither the TSX-Venture Exchange nor its Regulatory Provider (as the term in defined in the policies of the TSX-Venture Exchange) accepts responsibility for the accuracy or adequacy of the release.

Clifton Star Resources Inc.

Harry Miller

425-453-0355
hmiller@cliftonstarresources.com
www.clftonstarresources.com